May 9, 2017

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4
(Registration Statement No. 333-216489)

Ladies and Gentlemen:

ONEOK, Inc., an Oklahoma corporation (the “Registrant”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effectiveness of its Registration Statement (the “Registration Statement”) on Form S-4 (Registration Statement No. 333-216489) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern time on May 11, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Frank E. Bayouth of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (713) 655-5115 and that such effectiveness also be confirmed in writing.

Very truly yours,

ONEOK, Inc.

By:	/s/ Stephen W. Lake
Stephen W. Lake

Senior Vice President, General Counsel and Assistant Secretary